UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2024

Commission File Number: 1-13546

STMicroelectronics N.V.

(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Enclosure: A press release dated April 22, 2024, announcing STMicroelectronics' expansion of the existing multi-year, long-term 150mm silicon carbide (SiC) substrate wafers supply agreement with SiCrystal, a ROHM group company.

PR N° C3252C

ROHM Group Company SiCrystal and STMicroelectronics Expand Silicon Carbide Wafer Supply Agreement

Kyoto, Japan and Geneva, Switzerland, April 22, 2024 – ROHM (TSE: 6963) and STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, announced today the expansion of the existing multi-year, long-term 150mm silicon carbide (SiC) substrate wafers supply agreement with SiCrystal, a ROHM group company. The new multi-year agreement governs the supply of larger volumes of SiC substrate wafers manufactured in Nuremberg, Germany, for a minimum expected value of $230 million.

Geoff West, EVP and Chief Procurement Officer, STMicroelectronics, commented “This expanded agreement with SiCrystal will bring additional volumes of 150mm SiC substrate wafers to support our devices manufacturing capacity ramp-up for automotive and industrial customers worldwide. It helps strengthen our supply chain resilience for future growth, with a balanced mix of in-house and commercial supply across regions”.

“SiCrystal is a group company of ROHM, a leading company of SiC, and has been manufacturing SiC substrate wafers for many years. We are very pleased to extend this supply agreement with our longstanding customer ST. We will continue to support our partner to expand SiC business by ramping up 150mm SiC substrate wafer quantities continuously and by always providing reliable quality”. said Dr. Robert Eckstein, President and CEO of SiCrystal, a ROHM group company.

Energy-efficient SiC power semiconductors enable electrification in the automotive and industrial sectors in a more sustainable way. By facilitating more efficient energy generation, distribution and storage, SiC supports the transition to cleaner mobility solutions, lower emissions industrial processes and a greener energy future, as well as more reliable power supplies for resource-intensive infrastructure like data centers dedicated to AI applications. More information about the advantages of SiC is available on ST.com: https://www.st.com/content/st_com/en/about/innovation---technology/SiC.html

About STMicroelectronics
At ST, we are over 50,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An integrated device manufacturer, we work with more than 200,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of cloud-connected autonomous things. We are committed to achieving our goal to become carbon neutral on scope 1 and 2 and partially scope 3 by 2027.
Further information can be found at www.st.com.

About ROHM

Founded in 1958, ROHM provides ICs and discrete semiconductor devices characterized by outstanding quality and reliability for a broad range of markets, including automotive, industrial equipment and consumer market via its global development and sales network.

In the analog power field, ROHM proposes the suitable solution for each application with power devices such as SiC and driver ICs to maximize their performance, and peripheral components such as transistors, diodes, and resistors.

Further information on ROHM can be found at www.rohm.com

About SiCrystal

SiCrystal, a ROHM group company, is one of the global market leaders for monocrystalline silicon carbide wafers. SiCrystal’s advanced semiconductor substrates provide the basis for the highly efficient use of electrical energy in electric vehicles, fast charging stations, renewable energies and in various fields of industrial applications.

Further information on SiCrystal can be found at www.sicrystal.de

For further information, please contact:

STMicroelectronics

INVESTOR RELATIONS:
Céline Berthier
Group VP, Investor Relations
Tel: +41.22.929.58.12
celine.berthier@st.com

MEDIA RELATIONS:
Alexis Breton
Corporate External Communications
Tel: +33.6.59.16.79.08
alexis.breton@st.com

ROHM

Public and Investor Relations Division

Tastsuhide Goto

Press@rohm.co.jp

SiCrystal

Corporate Communication Division

Jennifer Waldmann

pr@sicrystal.de

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	April 22, 2024	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	Chief Financial Officer President, Finance, Purchasing, ERM and Resilience